UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Liberty Tax, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

53128T102

(CUSIP Number)

Vintage Capital Management, LLC

4705 S. Apopka Vineland Road, Suite 206

Orlando, FL 32819

(407) 909-8015

With a copy to:

Bradley L. Finkelstein

Douglas K. Schnell

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304

(650) 493-9300

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

August 8, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

	CUSIP No. 53128T102	13D	Page 2 of 9
(1) NAMES OF REPORTING PERSONS Vintage Capital Management, LLC
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
2,075,151 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
2,075,151 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,075,151 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8%*
(14) TYPE OF REPORTING PERSON (see instructions) OO

* Percentage calculated based on 12,823,020 shares of Class A common stock, par value $0.01 per share, outstanding as of April 23, 2018, as reported in the Definitive Proxy Statement on Schedule 14A filed by Liberty Tax, Inc. on April 27, 2018, plus (i) 200,000 shares of Class A common stock converted from Class B common stock and (ii) 1,000,000 shares of Class A common stock resulting from the exchange of certain exchangeable shares.

	CUSIP No. 53128T102	13D	Page 3 of 9
(1) NAMES OF REPORTING PERSONS Kahn Capital Management, LLC
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
2,075,151 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
2,075,151 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,075,151 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8%*
(14) TYPE OF REPORTING PERSON (see instructions) OO

* Percentage calculated based on 12,823,020 shares of Class A common stock, par value $0.01 per share, outstanding as of April 23, 2018, as reported in the Definitive Proxy Statement on Schedule 14A filed by Liberty Tax, Inc. on April 27, 2018, plus (i) 200,000 shares of Class A common stock converted from Class B common stock and (ii) 1,000,000 shares of Class A common stock resulting from the exchange of certain exchangeable shares.

	CUSIP No. 53128T102	13D	Page 4 of 9
(1) NAMES OF REPORTING PERSONS Brian R. Kahn
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
2,075,151 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
2,075,151 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,075,151 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8%*
(14) TYPE OF REPORTING PERSON (see instructions) IN

* Percentage calculated based on 12,823,020 shares of Class A common stock, par value $0.01 per share, outstanding as of April 23, 2018, as reported in the Definitive Proxy Statement on Schedule 14A filed by Liberty Tax, Inc. on April 27, 2018, plus (i) 200,000 shares of Class A common stock converted from Class B common stock and (ii) 1,000,000 shares of Class A common stock resulting from the exchange of certain exchangeable shares.

Explanatory Note

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed on August 1, 2018 (as amended, the “Schedule 13D”), by the Reporting Persons relating to the Common Stock of the Issuer. Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D. All references in the Schedule 13D and this Amendment to the “Statement” will be deemed to refer to the Schedule 13D as amended and supplemented by this Amendment.

Item 3.	Source and Amount of Funds or Other Consideration.

All of the shares of Common Stock to which this Statement relates were purchased on behalf of the Reporting Persons using the investment capital of the Reporting Persons. The aggregate purchase price of the 2,075,151 shares of Common Stock was approximately $18,438,347 (excluding commissions).

Item 4.	Purpose of Transaction.

Item 4 is amended to add the following:

The transactions contemplated by the Stock Purchase Agreements and Amended and Restated Stock Purchase Agreements were consummated on August 8, 2018.

Item 5.	Interest in Securities of the Issuer.

(a) and (b)      The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Statement are incorporated herein by reference. As of 4:00 p.m., Eastern Time, on August 9, 2018, the Reporting Persons beneficially owned 2,075,151 shares of Common Stock, representing approximately 14.8% of the outstanding shares of Common Stock. The percentage in this paragraph relating to beneficial ownership of Common Stock is based on 12,823,020 shares of Common Stock outstanding as of April 23, 2018, as reported in the Definitive Proxy Statement on Schedule 14A filed by the Issuer on April 27, 2018, plus (i) 200,000 shares of Common Stock converted from Class B common stock and (ii) 1,000,000 shares of Common Stock resulting from the exchange of certain exchangeable shares.

A portion of the shares of Common Stock are held by entities for which Vintage Capital serves as the investment advisor. Vintage Capital may be deemed to have beneficial ownership over these shares of Common Stock.

Kahn Capital, as a member and the majority owner of Vintage Capital, may be deemed to have the power to direct the voting and disposition of the shares of Common Stock beneficially owned by Vintage Capital, and may be deemed to be the indirect beneficial owner of such shares. Kahn Capital disclaims beneficial ownership of such shares for all other purposes.

Mr. Kahn, as the manager of each of Vintage Capital and Kahn Capital, may be deemed to have the power to direct the voting and disposition of the shares of Common Stock beneficially owned by Vintage Capital, and may be deemed to be the indirect beneficial owner of such shares. Mr. Kahn disclaims beneficial ownership of such shares for all other purposes.

To the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 is the beneficial owner of any shares of Common Stock.

(c)       Except as set forth in Schedule A, none of the Reporting Persons has effected any transactions in the Common Stock in the 60 days prior to the date of this Statement.

(d)       No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Statement.

(e)       Not applicable.

Schedule A

Transactions by the Reporting Persons in the Past 60 Days

The following table sets forth all transactions with respect to the Common Stock effected in the last 60 days by or on behalf of the Reporting Persons that have not previously been disclosed by the Reporting Persons on a statement of Schedule 13D, inclusive of any transactions effected through 4:00 p.m., Eastern time, on August 9, 2018. Unless otherwise indicated, all such transactions were effected in the open market.

Person Effecting the Transaction	Transaction Date	Nature of Transaction	Securities Purchased	Price Per Share
Vintage Tributum LP	08/02/2018	Purchase of Common Stock	115,000	$9.19

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 9, 2018

VINTAGE CAPITAL MANAGEMENT, LLC

By:	/s/ Brian R. Kahn
Name: Brian R. Kahn
Title: Manager

KAHN CAPITAL MANAGEMENT, LLC

By:	/s/ Brian R. Kahn
Name: Brian R. Kahn
Title: Manager

/s/ Brian R. Kahn
Brian R. Kahn

EXHIBIT INDEX

Exhibit Number	Description
1	Joint Filing Agreement (incorporated by reference to Exhibit 1 to the Schedule 13G filed by Vintage Capital Management, LLC, Kahn Capital Management, LLC and Brian R. Kahn on July 27, 2017).
2	Amended and Restated Stock Purchase Agreement, dated July 30, 2018, by and among Vintage Tributum LP, John T. Hewitt and the John T. Hewitt IRA held in the custody of Merrill Lynch Wealth Management (incorporated by reference to Exhibit 2 to the Schedule 13D filed by Vintage Capital Management, LLC, Kahn Capital Management, LLC and Brian R. Kahn on August 1, 2018).
3	Amended and Restated Stock Purchase Agreement, dated July 30, 2018, by and among Vintage Tributum LP, Datatax Business Services Limited, 714718 Alberta, Ltd. and Steven Ibbotson (incorporated by reference to Exhibit 3 to the Schedule 13D filed by Vintage Capital Management, LLC, Kahn Capital Management, LLC and Brian R. Kahn on August 1, 2018).
4	Form of Voting Agreement (incorporated by reference to Exhibit 4 to the Schedule 13D filed by Vintage Capital Management, LLC, Kahn Capital Management, LLC and Brian R. Kahn on August 1, 2018).
5	Agreement, dated July 19, 2018 by and between Liberty Tax, Inc. and Vintage Tributum LP (incorporated by reference to Exhibit 5 to the Schedule 13D filed by Vintage Capital Management, LLC, Kahn Capital Management, LLC and Brian R. Kahn on August 1, 2018).

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